Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 17, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BBV Vietnam S.E.A. Acquisition Corp.
Amendment No. 1 Registration Statement on Form S-1
Filed on October 19, 2007 and amended on November 28, 2007
File No. 333-146829

Ladies and Gentlemen:

On behalf of BBV Vietnam S.E.A. Acquisition Corp. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on October 19, 2007 and as amended by Amendment No. 1 on November 28, 2007. We are delivering clean and marked courtesy copies of the Amendment to each of Barbara C. Jacobs and Matthew Crispino of the Commission. Page references are to the marked version of the Amendment.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated December 18, 2007 from Barbara C. Jacobs. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Cover

1.
We note your response to comment 4 of our November 15, 2007 comment letter. To conform to the requirements of Rule 421(d), please remove the reference to the “Co-bookrunners” from the outside front cover page. We will not object if this information is provided on the outside back cover page of the prospectus.

Response: In response to the Commission’s comment, we have removed the reference to “Co-bookrunners” from the outside front cover page of the prospectus.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
January 17, 2008

Prospectus Summary, page 1

2.
We note your response to comment 5 of our November 15, 2007 comment letter. To conform with the requirements of Rule 421(b)(3), please remove the entire bullet point list of definitions from the top of page 1.

Response: We have revised the Amendment in response to Commission’s request. Please see pages 1 and 4 of the Amendment.

Exhibit

3.	Please file Exhibit 5.1 with your next amendment.

Response: We have filed exhibits 5.1 and 5.2 with this Amendment.

*  *  *  *  *

Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Barbara C. Jacobs, Esq., Assistant Director)

BBV Vietnam S.E.A. Acquisition Corp. (Mr. Eric Zachs, President)